Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the years ended December 31, 2016, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2017 and 2013, and our deficiency of earnings available to cover fixed charges for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges
Contractual interest and financing expenses	$11,467	$8,454	$—	$—	$—
Amortization of debt issuance costs	2,415	5,691	—	—	—
Interest portion of rental expense	57	44	31	18	21
Total fixed charges	$13,939	$14,189	$31	$18	$21

Income (loss) from continuing operations before tax	$37,330	$(650,234)	$(368,088)	$(17,134)	$309,284
Fixed charges per above	13,939	14,189	31	18	21
	$51,269	$(636,045)	$(368,057)	$(17,116)	$309,305

Ratio of earnings to fixed charges	4				14,729
Deficiency of earnings available to cover fixed charges		$(636,045)	$(368,057)	$(17,116)